BIOTECHNOLOGY VALUE FUND, L.P.

One Sansome St., 39th Floor
San Francisco, CA 94104
Tel: (415) 288-2395
Fax: (415) 288-2394

December 11, 2008

Board of Directors
Avigen, Inc.
1301 Harbor Bay Parkway
Alameda, California 94502

Members of the Board:

     As you know, Biotechnology Value Fund, L.P., together with its affiliates, is the largest shareholder of Avigen, Inc. (“Avigen” or the “Company”), holding an ownership stake of approximately 29% of Avigen’s outstanding common stock. We first became investors in Avigen in 2004 and have provided capital directly to the Company. We are writing to express our frustration with recent developments at Avigen, particularly with what we perceive to be this Board’s self-serving actions and disregard of shareholder interests.

     Since January 1, 2004, Avigen’s stock price has fallen more than 90% and the Company has accumulated a deficit of more than $110 million. Presently, Avigen’s stock trades at less than 1/3 of its net per share cash value, indicative of the investment community’s conviction that Avigen’s Board will destroy its remaining value. We have repeatedly reached out to the Company and have offered to work collaboratively to maximize shareholder value. The Company responded to our offers by unilaterally increasing and broadening management’s "golden parachute" severance agreements and by unilaterally adopting a “poison pill.”

     The Board’s increase and broadening of its “golden parachute” severance agreements with management, under the ridiculous justification that such payouts are necessary to “attract and retain key employees,” is particularly outrageous given Avigen’s current circumstances. Our analysis indicates that these payouts, which we believe would be triggered by most “change in control” scenarios, including a liquidation, total at least $3 million, an incredible 20% of the Company’s entire market value. The recipients of these golden parachute arrangements include Avigen’s CEO, Ken Chahine, who resides in Park City, Utah, while the Company is based in California. How can the Company justify such actions as necessary to “attract and retain key employees" when Avigen has no real business at this time and has abandoned the development of all its products? These hastily adopted severance arrangements need to be revoked.

     In addition, we believe the Board’s implementation of the "poison pill” serves no purpose other than to keep BVF from purchasing additional stock in the Company. We are concerned that management and Board members are more concerned with retaining their jobs and compensation than with maximizing shareholder value. As evidence, Avigen's stock price has fallen more than 20% since the adoption of the poison pill. We find the poison pill to be disrespectful and offensive, given our substantial ownership position and our long history with the Company. Nevertheless, our response was to offer a compromise proposal: modify the poison pill to allow anyone to acquire as much stock as they like, however, neutralize the voting power on all shares of Avigen stock above a specified threshold. We specifically offered to have any additional shares that we acquire to abstain from voting or to vote in proportion to all other outstanding shares. This offer was not accepted. The pill should be redeemed altogether.

     The Board’s recent actions reveal its true self-interest and leave us concerned that Avigen will indeed destroy and/or take all remaining value. Consequently, our primary issue has been and remains that Avigen immediately guarantee the worst case outcome for all shareholders. This guarantee could be accomplished in several ways, including by dividending or otherwise distributing all excess cash to shareholders now, or by offering to buy back any and all shares from holders that wish to sell at a specific price at a specific future date (i.e., $1.25 per share in December, 2009). In both cases, shareholders could stand to reap potentially substantial upside derived from the monetization of Avigen’s remaining assets and could finally stop worrying about whether the Company will destroy its substantial cash value. To the extent the Board believes it can generate value in excess of its cash in the bank today, offering downside protection ultimately costs the Company nothing. However, by rejecting our proposal to provide a downside guarantee, the Board has indicated its willingness to place its remaining cash at continued risk, without shareholder consent.

     As the Company’s largest shareholder, we are fighting to return value to all shareholders, not just ourselves, and we feel a responsibility to do so. To be clear, we do not seek to impose our own agenda on Avigen, we only ask that shareholders be empowered to decide the fate of the Company’s residual cash, rather than the management and Board of a company which has repeatedly tried and failed to create any shareholder value whatsoever. Shareholders have good reason to worry that Avigen's management fully intends to put its remaining cash at risk. Yesterday, at the RBC Capital Markets Healthcare Conference, CEO Ken Chahine said, “We are going to be looking at building…How do we do that?...There are some opportunities as well that have emerged from the credit crisis. There are some commercialization, or near-commercialization, type companies that could use an infusion of cash…Those are some of the things we are looking at. Now, will that be in the therapeutic space? It could be…We’re opening it up because I think that there are opportunities outside of therapeutics…We will spend the balance of 2009 trying to look for opportunities." Mr. Chahine, shareholders do not need or want you to invest their money.

     If recent empirical evidence with respect to numerous other failed biotech companies is any guide (e.g., Corgentech, Renovis, Novacea, Nitromed, Nuvelo and others), the future does not bode well for Avigen shareholders if left to its own devices. In one similar situation, the company could have returned in excess of $10/share in cash to shareholders had it been liquidated in 2005. Instead, after opting for a value-destroying merger, that company today trades at a mere 0.09 cents per share - a 99% decline! Avigen's golden parachutes have incentivized management to merge with any company that will take it. Management would walk away with its $3 million cash windfall; shareholders would get stuck with potentially worthless stock in a merged company. In the current fiscal environment, shareholders will no longer tolerate such self-interested behavior on the part of failed biotechnology companies.

     We believe the Avigen Board is not only willing to sacrifice and squander shareholder money but, in the process, its members are making a mockery of their obligations to fulfill their fiduciary duties as directors of the Company. To that end, please be advised that we intend to hold each member of the Board and management fully accountable for any continued erosion of value from the current liquidation value of the Company.

Sincerely,

Mark Lampert